122

06014589

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cadre Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUN 23 2006

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 2911 FISCAL YEAR 10-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 6/22/06

82-2911

CADRE RESOURCES LTD.
P.O. Box 2297
Vancouver BC, V6B 3W5

Tel. No. (250) 447-6641 • Fax No.: (250) 447-9149
E-mail: info@CadreResources.com • Website: www.cadreresources.com

10-31-05
AR/S

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of **Cadre Resources Ltd.** (the "Company") will be held at #1040, 999 West Hastings Street, Vancouver, B.C. V6C 2W2, on **Wednesday, April 12, 2006** at **11:00 a.m.** (local time) to transact the usual business of an Annual General Meeting and for the following purposes:

1. To receive the report of the directors.

2. To receive and consider the audited financial statements of the Company for the fiscal period ended October 31, 2005, including the accompanying notes and the auditor's report, and the annual Management Discussion and Analysis.

3. To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting.

4. To authorize the directors to fix the remuneration to be paid to the auditor of the Company.

5. To elect directors to hold office until the close of the next Annual General Meeting.

6. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The audited financial statements of the Company, including the accompanying notes and auditor's report for the financial year ended October 31, 2005, accompany this Notice.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at #1040, 999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to **April 12, 2006** being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on **March 8, 2006** as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. this 13th day of March, 2006.

BY ORDER OF THE BOARD
Cadre Resources Ltd.

"R. Page Chilcott"

R. Page Chilcott, President

CADRE RESOURCES LTD.

P.O. Box 2297
Vancouver BC, V6B 3W5
Tel: (250) 447-6641

MANAGEMENT INFORMATION CIRCULAR

As at February 28, 2006
unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Cadre Resources Ltd. (the "Company"), at the time and place and for the purposes set forth in the Notice of Meeting.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost. The cost of this solicitation will be borne by the Company.

NOTICE OF RECORD DATE

A notice pertaining to the Meeting and establishing the record date on **March 8, 2006,** as required by Section 134 of the *Canada Business Corporations Act* (the "**Act**"), was delivered to the British Columbia Securities Commission, the Alberta Securities Commission and the TSX Venture Exchange and was published in the Globe & Mail newspaper on **February 21, 2006**.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the proxyholder for the shareholder (the "**Registered Shareholder**"). The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "**Management Proxyholders**").

A Registered Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Registered Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Registered Shareholder.

The persons named in the accompanying Form of Proxy are nominees of the Company's management. **A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the meeting may do so either by:**

(a) STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b) BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing delivered to the office of Computershare Trust Company of Canada, Proxy Department, or to the registered office of the Company, #1040, 999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the "**Non-Registered Holder**") but which are registered either: (a) in the name of an intermediary (an "**Intermediary**") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("**CDS**")), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as "**NOBOs**". Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as "**OBOs**".

In accordance with the requirements of National Policy 54-101, *Communication with Beneficial Owners of Securities of a Reporting Issuer,* of the Canadian Securities Administrators, the Company has elected to send the notice of meeting, this information circular and proxy (collectively the "**Meeting Materials**") directly to the NOBOs, and indirectly through Intermediaries to the OBOs.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to Non-Registered Holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a "**VIF**"). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting. **Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.**

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors:

(a) any director or executive officer of the Company at any time since the commencement of the Company's last completed financial year;

(b) any proposed nominee for election as a director of the Company; and

(c) any associate or affiliate of any of the foregoing persons.

FINANCIAL STATEMENTS, DIRECTORS REPORT, MANAGEMENT'S DISCUSSION AND ANALYSIS & ADDITIONAL INFORMATION

The Report of the Directors to Shareholders and the consolidated financial statements of the Company for the year ended October 31, 2005 (the "**Financial Statements**"), including the accompanying notes and the auditor's report, will be presented to the shareholders at the Meeting. These documents are being mailed to shareholders with this Information Circular.

Additional information relating to the Company may be found on SEDAR at www.sedar.com. A securityholder may contact the Company to request copies of the Company's financial statements and Management's Discussion and Analysis ("**MD&A**"). Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year.

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Company will recommend to the Meeting to appoint Davidson & Company, Chartered Accountants, of #1200, 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C. V7Y 1G6, as auditor of the Company to hold office until the close of the next Annual General Meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

Davidson & Company was first appointed auditor of the Company on February 5, 2001.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the "Common Shares"), of which 18,446,506 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The directors of the Company fixed **March 8, 2006** as the record date for the determination of the shareholders entitled to vote at the Annual General Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

Name	Number of Voting Securities	Percentage of Issued Voting Securities
Nick Shimazo Nishiwaki	1,947,551 Common	10.56%
Samarina Worldwide Ltd.	2,445,670 Common(1)	13.26%

(1) 2,433,227 of these shares are held by Samarina Worldwide Ltd., a non-reporting company controlled by the Sandner Family Trust, of which Stanley L. Sandner, a director of the Corporation, is a beneficiary.

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to elect five directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.

The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF, AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO, THE NAMED NOMINEES.

The following information concerning the respective nominees has been furnished by each of them:

Name, Province and Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years[(2)]	First and Present Position with the Company[(1)]	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised[(3)]
Stanley L. Sandner British Columbia, Canada	Geologist, Chairman, Chief Executive Officer and Director of the Corporation.	Chairman, Chief Executive Officer (Jan.11/1995 to date) and Director (Jan.5/1995 to date)	2,445,670 Common[(5)]
R. Page Chilcott[(4)] British Columbia, Canada	President and Director of the Corporation	Director, Jan.5/1995 to date; President, Mar.13/1995 to date	252,348 Common[(6)]
Marcello M. Veiga[(4)] British Columbia, Canada	Assistant Professor, Department of Mining and Mineral Process Engineering, University of British Columbia	Director, June 20/2002 to date	Nil
Gustavo Minet Fuchs Bolivar, Venezuela	Technical Consultant in Ocean Engineering	Nominee	Nil
Nick Shimazo Nishiwaki Florida, USA	Self-employed private investor	Nominee	1,947,551 Common

(1) For the purposes of disclosing positions held in the Company, "Company" shall include the Company and/or a parent or subsidiary thereof.

(2) Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.

(3) Securities beneficially owned by directors is based on information furnished to the Company by the nominees.

(4) Member of Audit Committee.

(5) 2,433,227 of these shares are held by Samarina Worldwide Ltd., a non-reporting company controlled by the Sandner Family Trust, of which Stanley L. Sandner, a director of the Corporation, is a beneficiary.

(6) 64,200 of these shares are registered in the name of RPC Holdings Ltd., a private Company controlled by R. Page Chilcott.

STATEMENT OF EXECUTIVE COMPENSATION

Reference is made to Schedule "A" attached hereto and forming a part hereof.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,441,999	$0.23	903,334
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,441,999	$0.23	903,334

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, former executive officers, directors and employees of the Company or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) in excess of $50,000 at any time for any reason whatsoever, including the purchase of securities of the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company. The term "informed person" as defined in National Instrument 51-102, Continuous Disclosure Obligations, means

(a) a director or executive officer of a reporting issuer;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Set forth below are details of material transactions in which "informed persons" have an interest:

Debt Settlement Transaction

By agreements dated July 2004 the Company agreed to settle in full bona fide indebtedness to Stanley L. Sandner and R. Page Chilcott, directors of the Company, in the aggregate amount of $131,630 by the conversion thereof into 1,123,185 common shares of the Company at a price of $0.135 per share. The shares were issued on July 21, 2005.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person other than a director or executive officer of the Company.

By agreement made as of January 5, 1995 between the Company and RPC Holdings Ltd. ("RPC"), RPC agreed to provide management and administrative services to the Company for an initial term of one year at the rate of $2,500 per month, plus expenses, for the first three months and at the rate of $3,500 per month, plus expenses, for the remaining nine months. By resolutions of the directors, the aforesaid rate was increased to $5,500 per month, plus expenses, effective as of April 1996 on a month-to-month basis. RPC is a non-reporting company, controlled as to 50% by R. Page Chilcott, the President and a director of the Company, and as to 50% by his wife, Sally Chilcott.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

The Company's Board of Directors is currently comprised of five directors, Stanley L. Sandner, R. Page Chilcott, David R. Hagler, Carlos Bacalao, Römer and Marcello M. Veiga, of which three members, David R. Hagler, Carlos Bacalao, Römer and Marcello M. Veiga, are independent as defined in National Instrument 58-101 – *Disclosure of Corporate Governance Practices* ("NI 58-101") and Multilateral Instrument 52-110 – *Audit Committees* ("MI 52-110"). Stanley L. Sandner and R. Page Chilcott are not independent by virtue of being executive officers of the Company as defined in MI 52-110.

Directorships

The following director of the Company is presently a director of any other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions:

Director	Other Reporting Issuers
R. Page Chilcott	Marathon PGM Corp.

Orientation and Continuing Education

The Company does not have a formal orientation and continuing education program. However, the Company ensures that new board members are properly trained and oriented as part of the Board of Directors' overall stewardship responsibility. The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board discharges the following responsibilities as part of its overall stewardship responsibility:

- the strategic planning process of the Company;
- identification and management of the principal risks associates with the business of the Company;
- planning for succession of management;
- the Company's policies regarding communications with its shareholders and others; and
- the integrity of the internal controls and management information systems of the Company.

Ethical Business Conduct

The directors of the Company encourage and promote a culture of ethical business conduct through communication and supervision as part of their overall stewardshop responsibility.

Nomination of Directors

There is no formal procedure for the nomination of directors of the Company. However, the Board of Directors considers potential future members as part of its succession planning.

Compensation

No formal procedure is followed with respect to the determination of the compensation paid to the CEO. The directors receive no compensation for acting as directors. An *ad hoc* compensation committee is established if and when the compensation of the CEO is reviewed, and the review is conducted in the context of the services of the CEO and in the context of market rates for persons of similar qualifications performing similar services.

Other Board Committees

The Board of Directors has formally appointed only an Audit Committee and has no other committees in place at this time.

Assessments

The Board of Directors of the Company does not conduct any formal evaluation of the performance and effectiveness of the members of the Board, the Board as a whole or any committee of the Board.

AUDIT COMMITTEE

Audit Committee Charter

The Audit Committee of the Board of Directors of the Company operates under a written charter that sets out its responsibilities and composition requirements. The text of the Audit Committee charter is attached as Schedule "B" to this Information Circular.

Composition of the Audit Committee

As of the date of hereof, the members of the Audit Committee are R. Page Chilcott, David Hagler and Marcello Veiga. Messrs. Hagler and Veiga are "independent", within the meaning set out in MI 52-110, while Mr. Chilcott is not independent. All of the members of the Audit Committee are financially literate, within the meaning set out in MI 52-110.

Relevant Education and Experience

R. Page Chilcott – Mr. Chilcott has more than 28 years experience as a part owner and senior officer of a large regional investment dealer (1965 – 1992).

David Hagler, B.Sc. – Mr. Hagler is the owner and vice president of a private family owned international company, Hagler Systems Inc. (Georgia).

Marcello Veiga, Ph.D., M.Sc. – Mr. Veiga has been a professor at the University of British Columbia since 1995 and is a Certified Professional Metallurgical Engineer. Mr. Veiga is also recognized internationally as an expert on socio-economic issues for the United Nations.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year, has a recommendation of the audit committee to nominate or compensate an external auditor not been adopted by the board of directors.

Reliance on Certain Exemptions

Since the effective date of MI 52-110, the Company has not relied on either of the exemptions contained in section 2.4. *De Minimis Non-audit Services,* or section 8, *Exemptions*. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company's Board of Directors and, where applicable, by the audit committee, on a case-by-case basis.

External Auditor's Fees

Set forth below are details of certain service fees paid to the Company's external auditor in each of the last two fiscal years:

Financial Year End	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
October 31, 2004	$6,700	Nil	$800	Nil
October 31, 2005	$10,700	Nil	$900	Nil

Exemption

The Company is entitled to rely on the exemption in section 6.1 of MI 52-110 with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

ADDITIONAL INFORMATION

Additional information concerning the Company is available on SEDAR at www.sedar.com. Financial information concerning the Company is provided in the Company's comparative financial statements and Management's Discussion and Analysis for the financial year ended October 31, 2005.

Shareholders wishing to obtain a copy of the Company's financial statements and Management's Discussion and Analysis may contact the Company as follows:

CADRE RESOURCES LTD.
P.O. Box 2297
Vancouver BC, V6B 3W5

BOARD APPROVAL

The contents of this Information Circular, including the schedules thereto, and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of the Company and to the appropriate governmental agencies, have been approved in substance by the directors of the Company pursuant to resolutions passed as of March 13, 2006.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
Cadre Resources Ltd.
"R. Page Chilcott"

R. Page Chilcott, President

Schedule "A" to the Information Circular of Cadre Resources Ltd. (the "Company")

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a) "Chief Executive Officer" or "CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b) "Chief Financial Officer" or "CFO" means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c) "long-term incentive plan" or "LTIP" means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale;

(d) "measurement period" means the period beginning at the "measurement point" which is established by the market close on the last trading day before the beginning of the Company's fifth preceding financial year, through and including the end of the company's most recently completed financial year. If the class or series of securities has been publicly traded for a shorter period of time, the period covered by the comparison may correspond to that time period;

(e) "Named Executive Officers" or "NEOs" means the following individuals:

(i) each CEO;
(ii) each CFO;
(iii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and
(iv) any additional individuals for whom disclosure would have been provided under (iii) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end.

(f) "normal retirement age" means normal retirement age as defined in a pension plan or, if not defined, the earliest time at which a plan participant may retire without any benefit reduction due to age;

(g) "options" includes all options, share purchase warrants and rights granted by a company or its subsidiaries as compensation for employment services or office. An extension of an option or replacement grant is a grant of a new option. Also, options include any grants made to an NEO by a third party or a non-subsidiary affiliate of the Company in respect of services to the Company or a subsidiary of the Company.

(h) "plan" includes, but is not limited to, any arrangement, whether or not set forth in any formal document and whether or not applicable to only one individual, under which cash, securities, options, SARs, phantom stock, warrants, convertible securities, shares or units that are subject to restriction on resale, performance units and performance shares, or similar instruments may be received or purchased. It excludes the Canada Pension Plan, similar government plans and group life, health, hospitalization, medical reimbursement and relocation plans that are available generally to all salaried employees (for example, does not discriminate in scope, terms or operation in favour of executive officers or directors);

(i) "replacement grant" means the grant of an option or SAR reasonably related to any prior or potential cancellation of an option or SAR;

(j) "repricing" of an option or SAR means the adjustment or amendment of the exercise of base price of a previously awarded option or SAR. Any repricing occurring through the operation of a formula or mechanism in, or applicable to, the previously awarded option or SAR equally affecting all holders of the class of securities underlying the option or SAR is excluded; and

(k) "stock appreciation right" or "SAR" means a right, granted by the Company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of public traded securities.

Executive Compensation

During the fiscal year ended October 31, 2005, the Company had two Named Executive Officers (for the purposes of applicable securities legislation), namely:

(a) Stanley L. Sandner, the Chairman and Chief Executive Officer; and

(b) Campbell H. Pearson, the Chief Financial Officer

The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position	**Year (1)**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)(3)**	**Securities Under Options/ SARs granted (#)**	**Shares or Units subject to Resale Restrictions ($)(2)**	**LTIP payouts ($)**	**All Other Compensation ($)(4)**
Stanley L. Sandner CEO	2003	Nil	n/a	n/a	Nil	Nil	Nil	$79,920[5]
	2004	Nil	n/a	n/a	Nil	Nil	Nil	$71,280[5]
	2005	Nil	n/a	n/a	380,666	Nil	Nil	$78,000[5]
Campbell H. Pearson, CFO[6]	2003	Nil	n/a	n/a	Nil	Nil	Nil	$30,000
	2004	Nil	n/a	n/a	Nil	Nil	Nil	$30,000
	2005	Nil	n/a	n/a	215,000	Nil	Nil	$30,000

(1) November 1 to October 31.
(2) Includes the dollar value (net of consideration paid by the NEO) calculated by multiplying the closing market price of the Company's free trading shares on the date of grant by the number of stock or stock units awarded.
(3) Perquisites and other personal benefits, securities or property for the most three most recently completed financial years do not exceed the lesser of $50,000 and 10% of the total annual salary and bonus.
(4) Including, but not limited to, amounts paid, payable or accrued upon resignation, retirement or other termination of employment or change in control and insurance premiums with respect to term life insurance.
(5) Payable to Samarina Management Consultants, a non-reporting company controlled by the Sandner Family Trust, of which Stanley L. Sandner, a director of the Company, is a beneficiary.
(6) Campbell H. Pearson was appointed CFO May 5, 2004.

Options and Stock Appreciation Rights ("SARs")

Option/SAR Grants during the Most Recently Completed Financial Year

Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Stanley Sandner	380,666	35.72%	$0.33	$0.41	March 9, 2010
Campbell Pearson	215,000	20.18%	$0.33	$0.41	March 9, 2010

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values"

NEO Name	Securities Acquired on Exercise	Aggregate Value Realized ($)(2)	Unexercised Options/SARs at Oct. 31, 2005 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-money(1) Options/SARs at Oct. 31, 2005 ($) Exercisable/ Unexercisable
Stanley Sandner	Nil	Nil	309,667/190,333	$2,440/N/A
Campbell Pearson	30,000	$6,000	192,500/107,500	$200/N/A

(1) "In-the-money" means the excess of the market value of the common shares of the Company on October 27, 2005, being the last day that the Company's stock traded prior to October 31, 2005 ($0.19) over the base price of the options. In the case of Mr. Sandner, the base price was $0.20 with respect to 58,334 options, $0.15 with respect to 61,000 options and $0.33 with respect to 380,666 options. In the case of Mr. Pearson, the base price was $0.20 with respect to 80,000 options, $0.15 with respect to 5,000 options and $0.33 with respect to 215,000 options.

(2) "Aggregate Value Realized" means the excess of the market value at exercise over the exercise price at the date of exercise.

Pension Plan

The Company does not have a pension plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between the Company or any of its subsidiaries and a Named Executive Officer. There is no compensatory plan or arrangement, including payments to be received from the Company or any of its subsidiaries, with respect to the Named Executive Officers.

Compensation of Directors

During the Financial Period, no compensation was paid to the directors of the Company for their services:

(a) in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or

(b) as consultants or experts

except as set forth below and as otherwise herein disclosed.

The Company has no pension plan or other arrangement for non-cash compensation to the Other Directors, except incentive stock options. The Other Directors, as a group, exercised no incentive stock options to purchase common shares of the Company during the Financial Period.

Schedule "B" to the Information Circular of Cadre Resources Ltd. (the "Company")

CHARTER OF THE AUDIT COMMITTEE

Purpose

The purpose of the Audit Committee (the "Committee") is to act as the representative of the Board of Directors in carrying out its oversight responsibilities relating to:

- The audit process;
- The financial accounting and reporting process to shareholders and regulatory bodies; and
- The system of internal financial controls.

Composition

The Committee shall consist of three Directors, the majority of whom are "independent" within the meaning of Multilateral Instrument 52-110, *Audit Committees,* for so long as the Company is a "venture issuer", as defined therein. The Committee shall be appointed annually by the Board of Directors immediately following the Annual General Meeting of the Company. Each member of the Committee shall be financially literate, meaning that he must be able to read and understand financial statements. One member of the Committee must have accounting and financial expertise, meaning that he possesses financial or accounting credentials or has experience in finance or accounting.

Duties

The Committee's duty is to monitor and oversee the operations of Management and the external auditor. Management is responsible for establishing and following the internal controls, financial reporting processes and for compliance with applicable laws and policies. The external auditor is responsible for performing an independent audit of the Company's financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements. The Committee should review and evaluate this Charter on an annual basis.

The specific duties of the Committee are as follows:

- Management Oversight:
  - Review and evaluate the Company's processes for identifying, analyzing and managing financial risks that may prevent the Company from achieving its objectives;
  - Review and evaluate the Company's internal controls, as established by Management;
  - Review and evaluate the status and adequacy of internal information systems and security;
  - Meet with the external auditor at least one a year in the absence of Management;

- Request the external auditor's assessment of the Company's financial and accounting personnel; and
- Review and evaluate the Company's banking arrangements.

- External Auditor Oversight

    - Review and evaluate the external auditor's process for identifying and responding to key audit and internal control risks;
    - Review the scope and approach of the annual audit;
    - Inform the external auditor of the Committee's expectations;
    - Recommend the appointment of the external auditor to the Board;
    - Meet with Management at least once a year in the absence of the external auditor;
    - Review the independence of the external auditor on an annual basis;
    - Review with the external auditor both the acceptability and the quality of the Company's accounting principles; and
    - Confirm with the external auditor that the external auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the shareholders.

- Financial Statement Oversight

    - Review the quarterly reports with both Management and the external auditor;
    - Discuss with the external auditor the quality and the acceptability of the generally accepted accounting principles applied by Management;
    - Review and discuss with Management the annual audited financial statements; and
    - Recommend to the Board whether the annual audited financial statements should be accepted, filed with the securities regulatory bodies and publicly disclosed.

CADRE RESOURCES LTD.

FINANCIAL STATEMENTS
(Expressed in United States dollars)

OCTOBER 31, 2005

DAVIDSON & COMPANY LLP Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Cadre Resources Ltd.

We have audited the balance sheets of Cadre Resources Ltd. as at October 31, 2005 and 2004 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada

Chartered Accountants

January 24, 2006

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

CADRE RESOURCES LTD.
BALANCE SHEETS
(Expressed in United States dollars)
AS AT OCTOBER 31

	2005	2004
ASSETS		
Current		
Cash	$ 18,950	$ 13,036
Receivables	4,924	4,747
	23,874	17,783
Mineral properties (Note 3)	212,571	-
Deferred share issue costs	-	1,333
Equipment (Note 4)	6,263	7,713
	$ 242,708	$ 26,829
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Current		
Accounts payable and accrued liabilities	$ 407,953	$ 456,474
Shareholders' deficiency		
Capital stock (Note 5)	5,836,883	5,338,210
Contributed surplus (Note 5)	120,283	-
Subscriptions received (Note 5)	-	100,000
Cumulative translation adjustment	(85,185)	(80,331)
Deficit	(6,037,226)	(5,787,524)
	(165,245)	(429,645)
	$ 242,708	$ 26,829

Nature and continuance of operations (Note 1)
Contingency (Note 11)
Subsequent event (Note 12)
On behalf of the Board:

"Stanley L. Sandner" Director *"R. Page Chilcott"* Director

The accompanying notes are an integral part of these financial statements.

CADRE RESOURCES LTD.
STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in United States dollars)
YEAR ENDED OCTOBER 31

	2005	2004
EXPENSES		
Amortization	$ 2,302	$ 1,237
Management and consulting fees	78,999	139,365
Office and miscellaneous	6,612	17,604
Professional fees	24,245	18,235
Shareholder costs and listing fees	12,986	15,313
Stock-based compensation (Note 5)	120,283	-
Telephone	1,589	3,934
Travel and promotion	2,686	39,125
Loss for the year	(249,702)	(234,813)
Deficit, beginning of year	(5,787,524)	(5,552,711)
Deficit, end of year	$ (6,037,226)	$ (5,787,524)
Basic and diluted loss per share	$ (0.02)	$ (0.02)
Weighted average number of shares outstanding	15,946,515	12,591,736

The accompanying notes are an integral part of these financial statements.

CADRE RESOURCES LTD.
STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)
YEAR ENDED OCTOBER 31

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (249,702)	$ (234,813)
Item not affecting cash:		
Amortization	2,302	1,237
Stock-based compensation	120,283	-
Changes in non-cash working capital items:		
Increase in receivables	(7)	(613)
Increase (decrease) in accounts payable and accrued liabilities	52,660	(89,216)
Net cash used in operating activities	(74,464)	(323,405)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of equipment	-	(8,950)
Mineral property expenditures	(205,516)	-
Net cash used in investing activities	(205,516)	(8,950)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital stock issued for cash	297,122	241,450
Share issue costs	(12,395)	(4,813)
Subscriptions received	-	100,000
Deferred share issue costs	-	(1,232)
Net cash provided by financing activities	284,727	335,405
Effect of foreign exchange on cash	1,167	8,666
Increase in cash during the year	5,914	11,716
Cash, beginning of year	13,036	1,320
Cash, end of year	$ 18,950	$ 13,036
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these financial statements.

(Expressed in United States dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on March 1, 1988 under the laws of the Province of British Columbia and was continued under the Canada Business Corporations Act on June 19, 1995. The Company's principal business activity is the acquisition and exploration of mineral properties and is considered to be in the exploration stage.

On March 12, 2002, the Company was designated inactive by the TSX Venture Exchange ("TSX-V") and was transferred to the NEX Board on August 18, 2003. The Company is subject to restrictions on share issuances and certain types of payments as set out in NEX policies.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support from its creditors, complete public equity financings or generate profitable operations in the future.

These financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

	2005	2004
Working capital (deficiency)	$ (384,079)	$ (438,691)
Deficit	(6,037,226)	(5,787,524)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Mineral properties (cont'd...)

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability for an asset retirement obligation and the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon the exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the years ended October 31, 2005 and 2004, this calculation proved to be anti-dilutive.

Basic loss per share is calculated using the weighted average number of shares outstanding during the year.

Share issue costs

Costs directly identifiable with the raising of share capital will be charged against the related capital stock. Costs related to shares not yet issued are recorded as deferred share issue costs. These costs will be deferred until the issuance of the shares to which the costs relate, at which time the costs will be charged against the related capital stock or charged to operations if the shares are not issued.

Foreign currency translation

The Company reports using the United States dollar while its functional currency is the Canadian dollar and, accordingly, follows the current rate method of translation. Using the current rate method, all assets and liabilities denominated in foreign currencies are translated into United States dollar equivalents at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in foreign currencies are translated at the exchange rate in effect at the time of the transaction. Gains and losses arising on translation are included as a separate component of shareholders' deficiency.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is recorded on a declining balance basis at the following annual rates:

Office equipment	30%
Furniture	20%

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock-based compensation

The Company follows the fair value-based method whereby all grants of stock options and direct awards of stock to employees and non-employees are recorded at fair value on the date of grant using the Black-Scholes option pricing model. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. MINERAL PROPERTIES

The Company filed a formal application in Venezuela for mineral concessions and a proposed sediment removal program. The application requested exclusive mining rights to certain concessions along the lower Caroni River, Bolivar State. In May 2005, the Company's proposal and application was accepted and the Company commenced work on the program.

(Expressed in United States dollars)

3. MINERAL PROPERTIES (cont'd…)

	Caroni River, Venezuela
Deferred exploration costs	
Incurred during the year:	
Assaying, testing and analysis	$ 107,952
Field office and miscellaneous	28,516
Project management	55,854
Transportation and travel	20,249
	212,571
Balance, beginning of year	-
Total deferred exploration costs	$ 212,571

4. EQUIPMENT

	2005			2004		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Furniture	$ 2,353	$ 658	$ 1,695	$ 2,100	$ 210	$ 1,890
Office equipment	7,678	3,110	4,568	6,850	1,027	5,823
	$ 10,031	$ 3,768	$ 6,263	$ 8,950	$ 1,237	$ 7,713

(Expressed in United States dollars)

5. CAPITAL STOCK

	Number of Shares	Share Amount	Contributed Surplus
Authorized			
100,000,000 common shares, without par value			
Issued			
Balance, October 31, 2003	10,421,715	$ 4,881,573	$ -
Private placement	2,059,138	230,000	-
Exercise of options	76,666	11,450	-
Debt settlement	1,969,227	220,000	-
Share issue costs	-	(4,813)	-
Balance, October 31, 2004	14,526,746	5,338,210	-
Private placement	1,265,333	208,000	-
Exercise of options	70,000	11,393	-
Exercise of warrants	1,361,242	177,728	-
Debt settlement	1,123,185	115,279	-
Finders' fees	100,000	10,000	-
Stock-based compensation	-	-	120,283
Share issue costs	-	(23,727)	-
Balance, October 31, 2005	18,446,506	$ 5,836,883	$ 120,283

During the year ended October 31, 2005, the Company:

a) Issued 70,000 shares for proceeds of $11,393 on exercise of stock options.

b) Issued 1,123,185 common shares at a price of CDN$0.135 to settle $115,279 in debt owing to related parties.

c) Issued 1,361,242 common shares for proceeds of $177,728 on exercise of warrants.

d) Completed a private placement consisting of 432,000 units at a price of CDN$0.31 per unit ($108,000). Each unit consisted of one common share and one non-transferable share purchase warrant exercisable at a price of CDN$0.31 per share for a period of one year.

e) Completed a private placement of 400,000 units at CDN$0.13 per unit and 433,333 units at CDN$0.18 per unit. Each unit consisted of one common share and one warrant exercisable at CDN$0.13 for 400,000 warrants until April 15, 2006 and at CDN$0.24 for 433,333 warrants until April 18, 2006. Subscription proceeds of $100,000 towards this placement were received at October 31, 2004. The Company issued 100,000 common shares at a value of $10,000 as finders' fees.

(Expressed in United States dollars)

5. CAPITAL STOCK (cont'd...)

During the year ended October 31, 2004, the Company:

a) Completed a private placement consisting of 2,059,138 units at a price of CDN$0.145 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant exercisable at a price of CDN$0.19 per share for a period of one year.

b) Issued 1,969,227 common shares at a price of CDN$0.145 to settle $220,000 in debt.

c) Issued 76,666 common shares on exercise of stock options.

The Company has a Stock Option Plan (the "Plan") whereby it is authorized to grant options to directors, officers, employees and consultants to a maximum of 2,080,000 common stock. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years and vest in quarterly tranches over a period of not less than eighteen months.

Stock options and warrants

As at October 31, 2005, the following stock options and warrants were outstanding:

	Number of Shares	Exercise Price	Expiry Date
Options	223,334	CDN $ 0.20	February 2, 2006
	111,000	0.15	May 25, 2006
	1,065,666	0.33	March 9, 2010
Warrants	432,000	0.31	June 29, 2006
	400,000	0.13	April 15, 2006
	433,333	0.24	April 18, 2006

(Expressed in United States dollars)

5. CAPITAL STOCK (cont'd...)

Stock options and warrants (cont'd...)

Stock option transactions are summarized as follows:

	Number of Options		Weighted Average Exercise Price
Outstanding, October 31, 2003	481,000	CDN$	0.19
Granted	-		-
Exercised	(76,666)		0.20
Expired/cancelled	-		-
Outstanding, October 31, 2004	404,334		0.19
Granted	1,065,666		0.33
Exercised	(70,000)		0.20
Expired/cancelled	-		-
Outstanding, October 31, 2005	1,400,000	CDN$	0.21
Exercisable, October 31, 2005	867,167	CDN$	0.21

During the year, the Company granted 1,065,666 (2004 – Nil) options valued at $240,565 (2004 – $Nil). The total compensation recognized for options vested at October 31, 2005 was $120,283.

The weighted average fair value per option granted was $0.23 (2004 - $Nil).

The following assumptions were used for the Black-Scholes valuation of stock options granted during the 2005 fiscal year:

Risk-free interest rate	3.78%
Expected life of options	5 years
Annualized volatility	118%
Dividend rate	0.90%

(Expressed in United States dollars)

5. CAPITAL STOCK (cont'd...)

Warrants

Warrant transactions are summarized as follows:

	Number of Warrants		Weighted Average Exercise Price
Outstanding, October 31, 2004	2,659,138	CDN$	0.18
Issued	1,265,333		0.23
Exercised	(1,361,042)		0.17
Expired	(1,298,096)		0.19
Outstanding, October 31, 2005	1,265,333	CDN$	0.23

6. RELATED PARTY TRANSACTIONS

Included in accounts payable as at October 31, 2005 is $253,273 (2004 - $303,516) due to directors and companies controlled by directors of the Company. Accounts payable of $115,279 due to directors of the Company was settled with shares during the 2005 fiscal year.

During the year ended October 31, 2005, the Company paid or accrued management and consulting fees and exploration costs of $187,450 (2004 - $124,696) to directors and companies controlled by directors of the Company.

Advances payable of $100,000 and accounts payable of $76,371 due to a director of the Company were settled with shares during the 2004 fiscal year. Additional advances owing to a shareholder of $43,629 were assumed by a director and were also settled with shares during the 2004 fiscal year.

These transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

7. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the year ended October 31, 2005 consisted of the Company issuing 1,123,185 common shares to settle $115,279 of debts owed to related parties; issuing common shares for $100,000 of subscription proceeds received in the prior fiscal year, and charging $1,333 of share issue costs incurred in the prior fiscal year to capital stock.

The significant non-cash transaction for the year ended October 31, 2004 consisted of the Company issuing 1,969,227 common shares at a price of CDN$0.145 per share to settle advances payable of $143,629 and accounts payable of $76,371.

(Expressed in United States dollars)

8. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

9. SEGMENTED INFORMATION

The Company currently operates in Canada and Venezuela in one reportable operating segment, being the acquisition and exploration of resource properties.

Geographic information is as follows:

		2005		2004
Loss for the year:				
Canada	$	249,702	$	180,813
Venezuela		-		54,000
	$	249,702	$	234,813
Capital assets:				
Canada	$	6,263	$	7,713
Venezuela		212,571		-
	$	218,834	$	7,713

10. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

		2005		2004
Loss for the year	$	(249,702)	$	(234,813)
Expected income tax (recovery)	$	(87,700)	$	(83,593)
Deductible expenses for tax purposes		(8,020)		(11,162)
Non-deductible expenses for tax purposes		42,200		-
Unrecognized benefit of non-capital losses		53,520		94,755
Total income taxes	$	-	$	-

(Expressed in United States dollars)

10. INCOME TAXES (cont'd...)

The significant components of the Company's future income taxes assets are as follows:

	2005	2004
Future income tax assets:		
Non-capital loss carryforwards	$ 583,400	$ 767,292
Equipment	6,400	5,429
Resource deductions	354,300	273,750
Share issuance costs	10,900	5,884
Future income tax assets before valuation allowance	955,000	1,052,355
Less: valuation allowance	(955,000)	(1,052,355)
Net future income tax assets	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately CDN$1,955,000. These losses, if not utilized, will expire beginning in the fiscal year ending October 31, 2005. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these financial statements.

11. CONTINGENCY

The Company is subject to amounts owing for unpaid professional fees of approximately $43,000. In the opinion of management, the amounts owing are without merit and consequently no provision has been made for the these amounts in these financial statements.

12. SUBSEQUENT EVENT

Subsequent to October 31, 2005, the Company received a $27,075 advance from a director. The advance is without interest or stated terms of repayment.

CADRE RESOURCES LTD.

(An exploration stage company)

MANAGEMENT DISCUSSION AND ANALYSIS
(Form 51-102F1)

Year Ended October 31, 2005

Date: January 24, 2006

General:

The following Management Discussion and Analysis of Cadre Resources Ltd. ("Cadre" or the "Company") was prepared January 24, 2006 and reviews the business of the Company and should be read in conjunction with the Company's financial statements and notes to those statements for the year ended October 31, 2005. Those financial statements and notes have been prepared in accordance with Canadian generally accepted accounting principles. Unless otherwise indicated, the financial statements and the following discussion are based on United States dollars.

All statements contained herein, other than that of historical fact, including without limitation, statements regarding potential mineralization, reserves and sampling results, sub-bottom profiling, future plans and objectives are "forward-looking statements" and involve various risks and uncertainties.

Such forward-looking statements include, but are not limited to, those with respect to timing and estimated production, costs of production, reserve determination, metallurgical recoveries, technologies and economic projections. These statements involve unknown risk uncertainties and other factors which may cause the actual results, performance and achievements to be materially different from projected results, performance or achievements expressed or implied by such forward-looking statements. Such risk factors include, among others, risks related to joint venture operations, actual results of exploration and development, foreign exchange risks related to international operations, operating or reclamation activities, fluctuations in future commodity and material prices, commodity and materials marketing, conclusions of economic evaluations and performance, changes in parameters as plans continue to be refined and typical risks borne by the mining sector. Although the Company has attempted to identify and evaluate important factors that could cause results to differ from those anticipated, estimated or intended, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. In summary, readers should not place undue reliance on such forward-looking statements. The Company is not obligated to update or revise these forward-looking statements to reflect new events or circumstances.

All amounts are expressed in US$ unless otherwise stated.

The Company's public filings are available on the SEDAR website, www.sedar.com.

Description of Business:

The Company was incorporated on March 1, 1988 under the laws of the Province of British Columbia and was continued under the Canada Business Corporations Act on June 19, 1995.

On March 12, 2002, the Company was designated inactive by the TSX Venture Exchange ("TSX-V") and was transferred to the NEX Board on August 18, 2003. The Company is subject to restrictions on share issuances and certain types of payments as set out in NEX policies.

Cadre is a junior exploration company engaged in the business of acquiring, exploring and developing alluvial permits on the lower Caroni River, Bolivar State, Venezuela with a focus on the removal of large volumes of high quality granite/quartz based ASTM Spec sand and gravel aggregates. The Company expects to develop such deposits independently, or through joint ventures, as appropriate. Such deposits are to be developed using two or three modern state-of-the-art dredges equipped with near zero turbidity, high technology, environmentally friendly material removal systems. These dredges are to be connected via slurry pipelines to two land-based processing plants recovering +95% of the value-added material such as gold, diamonds, titanium and heavy mineral sands while reclaiming any residual mercury found within the sediments. A conveyor system will transport the aggregate material from processing plant stockpiles to ship loading facility for domestic and international marketing.

The Company earlier filed a written proposal before various Venezuelan regulatory authorities applying for exclusive rights to evaluate the economical removal, processing and marketing of existing sediments from several unexploited and partially exploited areas of interest along up to 70 kilometers of the lower Caroni River from Guri Dam to Puerto Ordaz That Proposal specifically requested the right to conduct a bankable Feasibility Study within the Macagua Reservoir (approximately 24 Km X 4 Km) and Caruachi Reservoir (approximately 10 Km X 20 Km) areas in order to confirm and refine pre-feasibility work done to date. In May 2005, INEA, the national institute responsible for water quality maintenance and coordination of aquatic activities, accepted that proposal and granted the Company the go-ahead permit to proceed with Phase One of the feasibility study.

Highlights of the pre-feasibility work indicate the project is ecologically sustainable utilizing gravity and water only (no chemicals) using off-the-shelf, proven, clean, modular equipment to produce at a ramped up production rate of 10 million tons per year, a rate expected to be achieved within 12 to 15 months of a decision to proceed. The Feasibility Study will require sub-bottom profiling, bulk sampling and testing, concurrent with an environmental evaluation, cost/revenue analysis and marketing study.

Following receipt of INEA acceptance of the proposal, and subsequent financing, the Company commenced Phase One of the Feasibility Study, sub-bottom profiling and cubication, in order to confirm known aggregate deposits and refine expert opinions and projections and to corroborate and update earlier work. Phase One was completed during August–September 2005. Results from the precise GPS locations and some 400 line Kms of sub bottom profiling and expert interpretation the data revealed some 100 million cubic meters (160 million tons) of removable reserves. Small grab samples of the material showed it to be of high quality similar to other areas of the lower Caroni. Due to the small sample size the quantity of value added (gold, diamonds and titanium sands) could not be determined. To determine that, a series of 50-100 larger (+/- 20 ton) samples are required as a bulk sample. Plans for the bulk sampling are being formulated leading to a Bankable Feasibility Study (BFS) Completion of the Feasibility Study is expected to take 6-8 months subject to arrangement of financing of various stages. Subject to favorable environmental and economic results of the Study, the Company expects to seek production financing, joint venture partner, or other mutually satisfactory arrangement.

Authorities have described the proposed project as a 'Project of National Interest' and 'precedent setting'. Such statements may explain why acceptance of the proposal has taken a protracted period of time from the date of application.

Related Party Transactions:

The Board of Directors has engaged directors and officers to provide administrative office, field office, secretarial, financial, exploration and public relations on behalf of the Company, pursuant to renewable contracts for services. The value of such services is determined by negotiations between the related parties and the Board based on a review of amounts charged by third parties for similar services. Payment in respect of these services is not in excess of market value. The Company was charged US$187,450 for the year ended October 31, 2005.

Liquidity and Capital Resources:

Due to the nature of the mining industry, the acquisition, exploration and development of natural resource properties require significant expenditures and time prior to commencement of production. To date, the Company has financed its activities through the sale of equity securities. The Company expects to use similar financing techniques in the future with the possible addition of joint venture arrangements. However, there can be no assurance the Company will be successful with such financings or partnerships.

As the Company has no source of revenue, it will have to rely upon the sale of securities, including private placements, exercise of warrants and exercise of options to provide funding for exploration and development of its mineral interests and administrative expenses.

Operating Results For the Fourth Quarter

	October 31	
	Current Year	Prior Year
Cash & Cash Equivalents	18,950	13,036
Working Capital	(384,079)	(438,691)

	Current Year		Prior Year	
	Fourth Quarter	Year to Date	Fourth Quarter	Year to Date
Cash Flows	(85,234)	5,914	(44,667)	11,716
Administration Expenses	148,082	249,702	59,302	234,813

Administration costs have increased primarily due to allocation of stock based compensation expenses in the amount of $120,283 less expenses allocated to Mineral Concessions in the amount of $16,623.

Summary Of Quarterly Results

	October 31 2005	July 31 2005	April 30 2005	January 31 2005
Revenue			Nil	Nil
Expenses	$ 268,364	$ 31,337	$ 46,428	$ 23,854
Net Income (Loss)	$ (268,364)	$ (31,337)	$ (46,428)	$ (23,854)
Basic and Diluted Income (Loss) per Share	$ (0.018)	$ (0.002)	$ (0.003)	$ (0.002)

	October 31 2004	July 31 2004	April 30 2004	January 31 2004
Revenue	Nil	Nil	Nil	Nil
Expenses	$ 38,033	$ 46,448	$ 75,166	$ 57,876
Net Income (Loss)	$ (38,033)	$ (46,448)	$ (75,166)	$ (57,876)
Basic and Diluted Income (Loss) per Share	$ (0.003)	$ (0.004)	$ (0.007)	$ (0.006)

Financing Activities

	Current Year		Prior Year	
	Fourth Quarter	Year to Date	Fourth Quarter	Year to Date
Share subscriptions	-	(100,000)	(1,333)	98,667
Share capital issued	-	297,122	-	241,450

Selected Annual Information

	Years Ended		
	2005	2004	2003
Total Assets	$ 242,708	$ 26,829	$ 5,092
Long Term Debt	Nil	Nil	Nil
Net Income (Loss) before extraordinary items	$(249,702)	$(234,813)	$(246,986)
Net Income (Loss)	$(249,702)	$(234,813)	$(246,986)
Basic and Diluted Income (Loss) per Share	$ (0.02)	$ (0.02)	$ (0.02)

Outstanding Share Data:

As at January 24, 2006 there were 18,446,506 shares outstanding.

As at January 24, 2006 the following stock options and warrants were outstanding:

	Number of Shares	Exercise Price CDN$	Expiry Date
Options	223,334	0.20	February 2, 2006
	111,000	0.15	May 25, 2006
	1,065,666	0.33	March 9, 2010
Warrants	432,000	0.31	June 29, 2006
	400,000	0.13	April 15, 2006
	433,333	0.24	April 18, 2006

Outlook:

The market conditions for resource exploration companies and the value of the Company's resources are cyclical. The ability to go forward with a development plan is dependent on commodity price cycles. It can be difficult for companies to raise necessary capital to cover exploration and administrative costs. Similarly, these cycles can make it difficult to enlist joint venture partners. Prices for the commodities contained in the Company's mineral resources, with the periodic exception of gold, have been historically stable with moderate steady increases and may continue to do so. Fortunately, the markets and prices of gold, diamonds, titanium and sand and gravel aggregate are independent of one another, such that prices and demand will not all necessarily fluctuate within the same cycles. Economic conditions for the natural resource industry and junior mining companies have improved in the last year, and there is renewed optimism for the industry although, there is no certainty that these conditions will continue into the future.

The forward progress of the Caroni Project is dependent on regulatory acceptance of the Company's application for title tenure and the exclusive right to exploit and develop. There is no assurance the application will be granted.

Risk Factors and Uncertanties:

The Company is subject to the usual risks associated with junior exploration mining companies hoping to locate economic mineral deposits. As an exploration stage company, there is little chance the Company will realize any operating profits in the short to medium terms. The Company has no history of profitability. The Company is competing for funding and joint venture partners with other exploration companies, many of whom are better capitalized. The Company does not currently have mineral reserves considered to be economic. There is no assurance that the expenditure of additional funds on the project will result in economically recoverable mineral reserves. It may not be possible for the Company to raise additional funds to complete development and achieve profitable production. While the Company has used its best efforts to ensure title and surface rights to areas on the lower Caroni River, those rights and titles may be disputed, if granted.

An investment in the Company's securities is speculative and involves numerous and significant risks and should be undertaken only by a purchaser whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment.

The Company is an exploration stage company and while the establishment of economic deposits may result in substantial rewards, it is impossible to state that the current program will result in profitable mining operations.

Government Regulations

The Company's exploration rights are subject to government legislation, policies and controls related to exploration and development, environmental protections, taxes and labor standards. There is no guarantee these licenses will be granted or that any renewal of those licenses will be approved. The Company may be required to contribute to the required infrastructure to facilitate the development of these rights. The granting of production permits may require that the Company comply with specific conditions regarding operating procedure, water usage, waste disposal, environmental studies, restoration plans and financial assurances. There are no assurances the Company can comply with any such conditions.

Market Fluctuation

Markets and prices for minerals and commodities are influenced by factors outside the control of the Company including changing production costs, demand for product, inflation rates, commodity inventories, hedging, global politics and economics, consumption rates, availability of substitutes, currency rates, interest rates, speculative activities, and changes in production rates and methods. It is impossible to determine the impact of those factors which may affect commercial viability and return on investment.

Mining Risk

The Company is subject to normal risk encountered in the mining industry and may become subject to liability. Those factors include geological uncertainties, pollution, environmental damage, property damage and other hazards which cannot be insured against or the Company elects not to insure. Payment of such liabilities could have a material adverse affect on the financial well-being of the Company.

Environmental Risk

The mineral industry is subject to extensive government regulation for protection of the environment, including regulations related to air and water quality, reclamation, hazardous waste handling and disposal, plus promotion of occupational health and welfare, which may affect the Company or require the expenditure of significant funds.

Capital Risk

The ability of the Company to proceed with exploration and development is dependent on its ability to secure additional financing or attract joint venture partners. There is no guarantee that the terms of such financing or partnership will be favorable, or available.

Conflict of Interest

Certain of the directors of the Company may from time to time serve as directors of other companies associated with the natural resource industry and consequently the possibility of conflict exists. Any decisions made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and their companies. Such directors will declare and refrain from voting on any matters in which such directors may have a conflict of interest.

Key Personnel

The success of the Company is heavily dependent on its key personnel and its ability to retain and attract skilled persons. The Company considers all its personnel to be key personnel but has not entered into employment contracts with all those persons or maintained key-man life insurance on such persons.

Share Liquidity

There can be no assurance an active market for the Common Shares of the Company will continue and any increased demand to buy or sell Common Shares can create volatility in price and volume.

Competition

The global mining industry is subject to government controls and regulations which may vary from time to time and, from place to place. The industry is highly competitive in all phases. The Company competes with numerous other companies in the search for and development, of mineral properties. The ability of the Company to acquire additional properties in the future will depend on its ability to develop present properties and on its ability to select and acquire suitable prospects for exploration. The Company will also be competing with other companies that may have greater resources.

Off-Balance Sheet Arrangements:

The Company has no material off-balance sheet arrangements, no material capital lease arrangements and no long-term debt obligations.

Related Party Transactions:

The Company paid or accrued US$187,450 (2004 US$124,296) management and consulting fees and exploration costs to directors and companies controlled by directors of the Company.
Options to acquire 1,065,666 shares were granted to Directors and an officer.

Critical Accounting Estimates:

There have been no changes in accounting policies in the year ended October 31, 2005.

<u>Financial Instruments and Other instruments:</u>

The Company, in management's opinion, is not exposed to significant interest rate, currency or credit risks other than those associated with exchange rate fluctuations between that of the Canadian, US and Venezuelan currencies. The Company's cash is held at one financial institution.

Additional Disclosure for Venture Issuers without Significant Revenue

See audited financial statements for the year ended October 31, 2005.

Cadre Resources Ltd.

RECEIVED

2006 JUN 22 A 11:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 21 2006
WASH, D.C.
160

Form of Proxy - Annual General Meeting to be held on April 12, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the Meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 11:00 am, Pacific Time, on April 10, 2006.

Appointment of Proxyholder

The undersigned "Registered Shareholder" of Cadre Resources Ltd. (the "Company") hereby appoint: Stanley L. Sandner, a Director of the Company, or failing this person, R. Page Chilcott, a Director of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Cadre Resources Ltd. to be held at 1040 - 999 West Hastings Street, Vancouver, British Columbia on April 12, 2006 at 11:00 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

1. Election of Directors

	For	Withhold
01. Stanley L. Sandner	☐	☐
02. R. Page Chilcott	☐	☐
03. Marcello M. Veiga	☐	☐
04. Gustavo Minet Fuchs	☐	☐
05. Nick Shimazo Nishiwaki	☐	☐

2. Appointment of Auditors

Appointment of Davidson & Company as auditors of the Company.

For ☐ Withhold ☐

3. Fix Auditors' Remuneration

To authorize the Directors to fix the Auditors' remuneration.

For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

MM / DD / YY

Cadre Resources Ltd.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Intermediary

Voting Instruction Form ("VIF") - Annual General Meeting to be held on April 12, 2006

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a Meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the Meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the Meeting without your specific voting instructions. In order for these securities to be voted at the Meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you wish to attend the Meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the Meeting, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).
4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6. When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the Meeting.
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the Meeting or any adjournment thereof.
8. Should you wish to receive a legal form of proxy, please indicate in the space provided (please see reverse) and one will be sent to you by mail. Please remember that a legal proxy is subject to all the terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

VIFs submitted must be received by 11:00 am, Pacific Time, on April 10, 2006.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER HOLDER ACCOUNT NUMBER ACCESS NUMBER

Appointee(s)

Management Appointees are: Stanley L. Sandner, a Director of the Company, or failing this person, R. Page Chilcott, a Director of the Company,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Cadre Resources Ltd. to be held at 1040 - 999 West Hastings Street, Vancouver, British Columbia on April 12, 2006 at 11:00 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold		For	Withhold
01. Stanley L. Sandner	☐	☐	02. R. Page Chilcott	☐	☐	03. Marcello M. Veiga	☐	☐	04. Gustavo Minet Fuchs	☐	☐
05. Nick Shimazo Nishiwaki	☐	☐									

2. Appointment of Auditors

Appointment of Davidson & Company as auditors of the Company.

For ☐ Withhold ☐

3. Fix Auditors' Remuneration

To authorize the Directors to fix the Auditors' remuneration.

For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

Mark this box if you wish to receive a legal form of proxy (see Note #8 on reverse). ☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

Cadre Resources Ltd.

Computershare

Please return completed form to:
Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

☐ **Interim Financial Statements**
Mark this box if you would like to receive Interim Financial Statements by mail.

☐ **Annual Report**
Mark this box if you would like to receive the Annual Report by mail.

Financial Statements Request Form

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Name

Apt. | Street Number | Street Name

C | Prov. | Postal Code / Zip Code

CSLQ 3LTE

CSLO.NIA.E.PULLS/000002/000002/i